

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 5, 2012

<u>Via E-mail</u>
Mr. Mark J. Grescovich
President and Chief Executive Officer
Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362

> **Re:** **Banner Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **Proxy Statement on Schedule 14A**
> **Filed March 21, 2012**
> **File No. 000-26584**

Dear Mr. Grescovich:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Performance Graph, page 32</u>

1. In future filings, please disclose the identities of the issuers in each peer group as required by Instruction 5 to Item 201(e).

Notes to Consolidated Financial Statements

Note 6: Loans Receivable and the Allowance for Loan Losses, page 106

2. We note the disclosure on page 108 following the impaired loan table, that the Company had "additional commitments to advance funds up to amount of $155 million related to troubled debt restructurings" at December 31, 2011. The disclosure on page 21 following the impaired loan table in the March 31, 2012 Form 10-Q, addresses "additional commitments to advance funds up to an amount of $363,000 related to impaired loans." So that we may have a better understanding of these different disclosures, please provide us with sufficient clarifying information addressing both the disclosure differences as well the levels of additional commitments at each reporting period in light of the levels of both troubled debt restructurings and impaired loans at these dates.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact or William J. Schroeder at (202) 551-3294 or Marc D. Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3464 with any other questions.

                                            Sincerely,

                                            /s/ Kathryn S. McHale

                                            Kathryn Sears Mchale
                                            Staff Attorney